QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Innodata Isogen, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State of Incorporation or Organization)	13-3475943 (I.R.S. Employer Identification No.)

Three University Plaza Hackensack, New Jersey (Address of Principal Executive Offices)	07601 (Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which this form relates:

Securities to be registered pursuant to Section 12(b) of the Act:

Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Series C Participating Preferred
Stock Purchase Rights	Nasdaq National Market

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.    Description of Registrant's Securities to be Registered.

        On December 16, 2002, the Board of Directors of Innodata Isogen, Inc. (the "Corporation") approved the adoption of a Rights Plan and declared a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.01 per share (the "Common Stock"), of the Corporation. The dividend was payable on December 27, 2002 (the "Record Date") to the stockholders of record as of the close of business on such date. Each Right is nominally exercisable, upon the occurrence of certain events, for one one-thousandth of a share of Series C Participating Preferred Stock, par value $.01 per share (the "Preferred Stock"), of the Corporation, at a purchase price of $4.00 (the "Purchase Price"), subject to adjustment. The Rights will expire on December 26, 2012 (the "Final Expiration Date"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Corporation and American Stock Transfer & Trust Company, as Rights Agent. All capitalized terms used and not otherwise defined shall have the definitions assigned to such terms in the Rights Agreement.

        The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement is attached as Exhibit 1 to this registration statement and is incorporated herein by reference.

        Rights Evidenced by Common Stock Certificates.    The Rights will not be exercisable until the Distribution Date (defined below). Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate certificates for the Rights (the "Rights Certificates") will be distributed. Accordingly, Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. All Common Stock issued by the Corporation after the Record Date and prior to the Distribution Date will be issued with Rights similarly attached. Until the close of business on the Distribution Date, the transfer of any certificates for Common Stock, even without notation or a copy of the summary of rights being attached hereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

        Distribution Date.    The Rights will separate from the Common Stock, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of: (i) ten business days (or such later date as may be determined by the Corporation's Board of Directors) after (the "Share Acquisition Date") the public announcement by the Corporation that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 15% or more of the Common Stock (or 25% in the case of certain exempted Persons listed in the Rights Agreement), and (ii) ten business days after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person. We refer to the earlier of these two dates as the "Distribution Date." Until the Rights separate from the Common Stock, the Rights are transferable only in connection with the transfer of the Common Stock.

        "Person" shall mean any individual, firm, corporation, partnership, limited partnership, limited liability partnership, business trust, limited liability company, unincorporated association or other entity, and shall include any successor (by merger or otherwise) of such entity.

        Until the Distribution Date, (i) the Rights will be evidenced by the certificates for Common Stock registered in the names of the holders thereof and not by separate Rights Certificates, and (ii) the Rights will be transferable only in connection with the transfer of Common Stock.

        Issuance of Rights Certificates.    As soon as practicable after the Distribution Date, separate Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the

Distribution Date, and from and after the Distribution Date, the Rights will be evidenced solely by such Rights Certificates. After the Distribution Date, any Rights Certificate or Rights Certificates may be transferred, split up, combined or exchanged for another Rights Certificate or Rights Certificates, upon a request made in writing.

        Initial Exercise of the Rights; Expiration and Exercise.    The Rights are not exercisable until the Distribution Date and will expire on the Final Expiration Date. At any time following the Distribution Date and prior to the Final Expiration Date, holders of the Rights will be entitled to receive, upon exercise and the payment of $4.00 per Right, one one-thousandth of a share of Preferred Stock.

        Right to Buy Common Stock.    Unless the Rights are earlier redeemed, in the event any Person becomes an Acquiring Person, each holder of a Right shall thereafter have a right to receive, upon exercise thereof at a price equal to the then current Purchase Price multiplied by the number of one one-thousandths of a share of Preferred Stock for which a Right is then exercisable, in lieu of shares of Preferred Stock, such number of shares of Common Stock (or, in certain circumstances, cash, other securities of the Corporation, other assets of the Corporation, or a combination of the foregoing) as shall equal the result obtained by (x) multiplying the then current Purchase Price by the number of one one-thousandths of a share of Preferred Stock for which a Right is then exercisable and dividing that product by (y) 50% of the then current per share market price of the Common Stock on the date such Person becomes an Acquiring Person.

        Rights to Buy Acquiring Company Stock.    Similarly, unless the Rights are earlier redeemed, in the event that, at any time after a Person becomes an Acquiring Person, directly or indirectly, (i) the Corporation shall consolidate with, or merge with and into, any other Person, (ii) any Person shall consolidate with the Corporation, or merge with and into the Corporation and the Corporation shall be the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the shares of Common Stock shall be changed into or exchanged for stock or other securities of any other Person or cash or any other property, or (iii) the Corporation shall sell or otherwise transfer, in one or more transactions, assets or earning power aggregating 50% or more of the assets or earning power of the Corporation and its subsidiaries to any Person other than the Corporation or one or more of its wholly-owned subsidiaries, then, and in each such case, proper provision shall be made so that (A) each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at a price equal to the then current Purchase Price multiplied by the number of one one-thousandths of a share of Preferred Stock for which a Right is then exercisable, and in lieu of shares of Preferred Stock, such number of shares of Common Stock of such other Person as shall equal the result obtained by (x) multiplying the then current Purchase Price by the number of one one-thousandths of a share of Preferred Stock for which a Right is then exercisable and dividing that product by (y) 50% of the then current per share market price of the Common Stock of such other Person.

        Redemption.    At any time prior to the earlier of (i) the close of business on the tenth calendar date following the Share Acquisition Date and (ii) the Final Expiration Date, the Board of Directors of the Corporation may redeem all but not less than all of the then outstanding the Rights at a redemption price of $0.001 per Right (the "Redemption Price"). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

        Adjustments to Prevent Dilution.    The Purchase Price payable, the number of shares of Preferred Stock covered by each Right and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution. Adjustments will be made to reflect distributions (other than regular quarterly cash dividends), distributions, subdivisions, combinations or reclassification and certain rights offerings with respect to the Common Stock or the Preferred Stock, as appropriate. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.

        No Fractional Rights or Fractional Shares.    The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights, and in lieu thereof, an adjustment in cash will be made as set forth in the Rights Agreement. The Corporation shall not be required to issue fractions of shares of Preferred Stock upon exercise of the Rights or to distribute certificates which evidence fractional shares of Preferred Stock. Fractions of shares of Preferred Stock in integral multiples of one one-thousandth of a share of Preferred Stock may, at the election of the Corporation, be evidenced by depositary receipts, as set forth in the Rights Agreement. In lieu of fractional shares of Preferred Stock that are not integral multiples of one one-thousandth of a share of Preferred Stock, an adjustment in cash will be made as set forth in the Rights Agreement.

        No Stockholders' Rights prior to Exercise.    Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Corporation, including, without limitation, the right to vote or to receive dividends.

        Amendment of Rights Agreement.    The Corporation may amend or supplement any provision of the Rights Agreement as it may deem necessary or desirable at any prior to such time as any Person becomes an Acquiring Person. From and after such time as any Person becomes an Acquiring Person, the provisions of the Rights Agreement may not be amended or supplemented in any manner which would adversely affect the interests of the holders of Rights (other than as an Acquiring Person and certain of its affiliates and associates).

Item 2.    Exhibits.

        4.1   Rights Agreement, dated as of December 16, 2002, between Innodata Isogen, Inc. and American Stock Transfer & Trust Co., as Rights Agent, which includes as Exhibit A thereto a form of Certificate of Designation for the Preferred Stock, as Exhibit B thereto the Form of Rights Certificates and as Exhibit C thereto a Summary of Rights to Purchase Preferred Stock (filed as Exhibit 4.1 to the Corporation's Form 8-K filed with the Securities and Exchange Commission on December 20, 2002, and incorporated herein by reference).

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

INNODATA ISOGEN, INC.
By:	/s/ JACK S. ABUHOFF Jack S. Abuhoff Chairman of the Board Chief Executive Officer and President

Date: December 21, 2004

EXHIBIT INDEX

Exhibits	Description
4.1	Rights Agreement, dated as of December 16, 2002, between Innodata Isogen, Inc. and American Stock Transfer & Trust Co., as Rights Agent, which includes as Exhibit A thereto a form of Certificate of Designation for the Preferred Stock, as Exhibit B thereto the Form of Rights Certificates and as Exhibit C thereto a Summary of Rights to Purchase Preferred Stock (filed as Exhibit 4.1 to the Corporation's Form 8-K filed with the Securities and Exchange Commission on December 20, 2002, and incorporated herein by reference)

QuickLinks

INFORMATION REQUIRED IN REGISTRATION STATEMENT
SIGNATURE
EXHIBIT INDEX